

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2014

Via E-mail
Dennis J. Broderick
Executive Vice President, General Counsel and Secretary
Macy's, Inc.
7 West Seventh Street
Cincinnati, OH 45202

      Re: Macy's, Inc.
               Form 10-K
               Filed April 2, 2014
               File No. 001-13536

Dear Mr. Broderick:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 1, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

1. We note that you changed your presentation of comparable sales to present both comparable sales growth and comparable sales growth including sales of departments licensed to third parties. Additionally, we note that during your year-end earnings call, you suggested that investors should focus on comparable sales growth including sales of departments licensed to third parties when analyzing the company in the future due to the transition of certain departments from owned to licensed during fiscal 2013 and your expectation of continued growth of the licensed department business model in the future. We have the following comments:

- Please tell us and clarify to your investors whether the fiscal 2013 comparable sales growth of 1.9% includes commissions received from licensed departments or whether it only represents same store sales for owned departments. In this regard, footnote (1) on page 15 defines this metric as the percentage change in net sales from stores in operation throughout the periods being compared plus all Internet sales, adjusting for the extra week in fiscal 2012. Since the net sales balance on the face of your statements of operations includes commission revenue, it is unclear to us whether this calculation of the change in net sales from stores and the Internet also includes commission revenue. If this metric includes commission revenue, please explain why you appear to be double counting the growth in sales of licensed departments by including both the growth in the underlying licensed departments' sales and the growth in the related commission revenue within your calculation of comparable sales growth including sales of departments licensed to third parties.

- Please tell us why you have not quantified your revenue from commissions received from licensed departments in connection with your discussion of the change in comparable store sales including departments licensed to third parties and the change in your total net sales. In this regard, since an increase in sales of departments licensed to third parties does not have a one-to-one impact on your revenue, quantifying the increase in third party sales appears appropriate only to the extent that it is presented as context for understanding the increase in your own revenue. Simply stating that you receive commissions from these third party sales does not fully achieve this objective. In your response, please quantify for us your commission revenue for each year presented in your financial statements.

2. Based on our previous reviews of your company, it appears that management separately tracks the sales from stores and online (e.g. Macy's stores versus macys.com). Please confirm our assumption that you continue to do so. If so, please tell us how you considered quantifying online sales for your investors, and quantify online sales for us within your response. We believe that describing the change in the mix of online versus store sales over time will provide your investors with greater insight into your success in dealing with an important trend in the retail industry and the changes resulting from your omnichannel integration strategy. While we recognize that situations such as placing an online order while standing in a store make it difficult to present pure store and online sales amounts, we assume that if management separately tracks the sales from stores and online you are using a reasonable allocation methodology to make those figures meaningful to you, and we believe that your investors would benefit from you sharing this information along with your allocation methodology. We remind you that one of the principal objectives of MD&A is to provide your investors with a view of the company through the eyes of management by providing both a short term and long term analysis of the business, and to do this, you should consider disclosure of the key variables and other factors that management uses to manage the business. See SEC Release No. 33-8350.

3. We note that your rate of sales growth declined from fiscal 2012 to fiscal 2013 when adjusted for the impact of the extra week in fiscal 2012. However, your MD&A does not explain why this occurred. Based on your year-end earnings call and other publicly available information, it appears the underlying factors that drove this decline in the rate of sales growth may include macroeconomic factors, your increased promotional activity in fiscal 2013, and the impact of weather in January 2014. Please confirm our assumption, if correct, or explain to us the factors that led to this decline in the rate of sales growth. Please analyze the factors behind changes in your rate of sales growth within your MD&A to provide investors with adequate context around your results so that they can assess the likelihood that past performance will be indicative of future performance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3737 if you have questions regarding our comments or any other questions. In my absence, you may contact Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc: Chris Jalovec, Macy's, Inc.
        Mark Betzen, Jones Day